Exhibit 99.1

RENEWAL OF THE AGREEMENT BETWEEN SCUDERIA FERRARI HP AND CHARLES LECLERC

Maranello (Italy), June 3, 2026 - Ferrari N.V. (NYSE/EXM: RACE) announces the multi-year renewal of the agreement between Scuderia Ferrari HP and Charles Leclerc.

In the upcoming seasons of Formula 1 World Championship, Leclerc will continue to compete as an official driver for the Maranello team.

For further information:
Corporate Media & PR
Email: media@ferrari.com

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977